JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

02042625

**US SEC EXEMPTION
FILE NO. 82-3572**

June 25, 2002

SUPPL

RECEIVED
SEC MAIL PROCESSING SECTION
JUL 11 2002
WASH. D.C. 165

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Monthly Report on Long Term Commercial Papers for the Month Ended April 30, 2002;
2. Monthly Report on Long Term Commercial Papers for the Month Ended May 31, 2002;
3. SEC Form 17-C dated June 4, 2002 re clarification of news articles re First Pacific stake in PLDT;
4. SEC Form 17-C dated June 11, 2002 re resetting of annual stockholders' meeting;
5. SEC Form 17-C dated June 20, 2002 re clarification of Schedule 13D filed by First Pacific Company;
6. SEC Form 17-C dated June 24, 2002 re further clarification on Schedule 13D filed by First Pacific Company.

Thank you very much.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/6/25/02

File



SEC NUMBER 184044
FILE NUMBER ____________

# JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

## MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED APRIL 30, 2002

# MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

**Month: April** **Year: 2002**

| | |
|---|---|
| Name of Registrant<br>JG SUMMIT HOLDINGS, INC.<br>Address: | Industry Classification:<br>INVESTMENT HOLDING<br>Tel. No.: |
| CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City | 633-76-31 |
| SHORT - TERM<br>Type of Registration: | : LONG-TERM<br>Condition for Registration: |
| (  ) a. Ordinary (  ) b. Special<br>(  ) w/ CCL<br>(  ) w/o CCL | (  ) a. Collateral ( x ) b. Debt to Equity Ratio<br>(  ) c. Financial Ratios (  ) d. Exempt from registration |
| Name of Selling Agent: | Name of Underwriter: |
| NOT APPLICABLE<br>Address: | Lead Underwriter: PCI CAPITAL CORPORATION<br>Sub-Underwriters: SYNDICATE<br>Address: |
| NOT APPLICABLE<br>Tel. No. | No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street<br>City of Makati<br>Tel. No. |
| NOT APPLICABLE<br>SEC Order No. | 817-45-26<br>SEC Order No. |
| NOT APPLICABLE<br>Date Granted: | LT 000055<br>Date Granted: February 29, 1996 |
| Expiry Date:<br>Committed Credit Line: | Expiry Date: February 28, 1997 |
| a. Financial Institutions: NOT APPLICABLE<br>b. Amount: NOT APPLICABLE | |

02 MAY 10 P 4:26

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

| Name of Company | Issuances During the Month (Amount) | Interest Rate | Issue Date | Maturity Date | Indicate whether Negotiable or Non-Negotiable | Serial Number | Outstanding Balance as of Month End |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | N | O | N | E | | |
| | | | | | | | |

1b. Registered Commercial Papers: (LONG-TERM)

| Name of Company | Issuances During the Month (Amount) | Interest Rate | Issue Date | Maturity Date | Indicate whether Negotiable or Non-Negotiable | Serial Number | Outstanding Balance as of Month End |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | SEE | ATTACHED | SCHEDULE | | | P1,500,000,000 |
| | | | | | | | |

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

| Name of Company | Issuances During the Month (Amount) | Interest Rate | Issue Date | Maturity Date | Indicate whether Negotiable or Non-Negotiable | Serial Number | Outstanding Balance as of Month End |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | N | O | N | E | | |
| | | | | | | | |

II. Drawdown on Committed Credit Line:

| Name of Financial Institutions | Drawdown during the Month | Total To-Date |
|---|---|---|
| | N O N E | |
| | | |

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

| BPI STOCK TRANSFER | PCI CAPITAL CORPORATION | JG SUMMIT HOLDINGS, INC. |
|---|---|---|
| LIBERTINE PASION<br>ISABELITA C. ERJAS | ELEANOR HILADO / GABRIEL LIM | JAMES L GO<br>Chairman |

REPUBLIC OF THE PHILIPPINES )
IN THE CITY OF QUEZON CITY, M.M. ) S.S.

MAY 10 2002

SUBSCRIBED AND SWORN TO before me this ______ day of ______, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002.

JOEL G. GORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 189
Page No. 38
Book No. 69
Series of 2

# JG SUMMIT HOLDINGS, INC.

## Schedule of Registered Commercial Paper Issuances (Long-Term)

## April 30, 2002

TRANCHE I

| Name of LTCP Holder | SERIES B | | |
|---|---|---|---|
| | Maturity Date | Interest Rate | Amount |
| 1. Citibank NA (Manila) Trust in behalf various accounts | April 10, 2003 | 6.424% | P 4,400,000 |
| 2. Board of Trustees of PERAA - D | April 10, 2003 | 6.424% | 900,000 |
| 3. PCI Capital Corporation | April 10, 2003 | 6.424% | 22,500,000 |
| 4. Phil. Commercial International Bank | April 10, 2003 | 6.424% | 45,000,000 |
| 5. United Coconut Planters Bank | April 10, 2003 | 6.424% | 55,800,000 |
| 6. BPI Capital Corporation | April 10, 2003 | 6.424% | 9,000,000 |
| 7. International Capital Corporation | April 10, 2003 | 6.424% | 4,500,000 |
| 8. Phil. Commercial Capital Corporation | April 10, 2003 | 6.424% | 9,000,000 |
| 9. Citytrust Banking Corporation | April 10, 2003 | 6.424% | 9,000,000 |
| 10. Corporate Investment Phils., Inc. | April 10, 2003 | 6.424% | 3,000,000 |
| 11. China Banking Corporation | April 10, 2003 | 6.424% | 18,000,000 |
| 12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp. | April 10, 2003 | 6.424% | 30,000,000 |
| 13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan | April 10, 2003 | 6.424% | 2,000,000 |
| 14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept. | April 10, 2003 | 6.424% | 1,000,000 |
| 15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement | April 10, 2003 | 6.424% | 2,000,000 |
| 16. Equitable PCI Bank Trust for Various Trust Accts. | April 10, 2003 | 6.424% | 1,000,000 |
| 17. FEB Investments, Inc. | April 10, 2003 | 6.424% | 36,000,000 |
| 18. AB Capital and Investment Corp. | April 10, 2003 | 6.424% | 5,400,000 |
| 19. First Metro Investment Corporation | April 10, 2003 | 6.424% | 36,000,000 |
| 20. AIM-Scientific Research Foundation | April 10, 2003 | 6.424% | 3,000,000 |
| 21. AIM-Jose B. Fernandez Fund | April 10, 2003 | 6.424% | 3,000,000 |
| 22. AIM Building Fund | April 10, 2003 | 6.424% | 3,000,000 |
| 23. Coca Cola Retirement Plan | April 10, 2003 | 6.424% | 5,400,000 |
| 24. Solidbank Corporation | April 10, 2003 | 6.424% | - |
| 25. Union Bank of the Philippines | April 10, 2003 | 6.424% | 36,000,000 |
| 26. Penta Capital Investment Corp. | April 10, 2003 | 6.424% | 4,500,000 |
| 27. Land Bank of the Philippines | April 10, 2003 | 6.424% | 34,500,000 |
| 28. ABCIC-TID FAO: Board of Trustees of PERAA - E | April 10, 2003 | 6.424% | 6,000,000 |
| 29. Deutsche Bank | April 10, 2003 | 6.424% | 4,600,000 |
| 30. Metropolitan Bank and Trust Co. | April 10, 2003 | 6.424% | 54,000,000 |
| 31. Yolanda M. Uy | April 10, 2003 | 6.424% | 500,000 |
| 32. Benjamin S. Pua | April 10, 2003 | 6.424% | 1,000,000 |
| TOTAL TRANCHE I | | | P 450,000,000 |

# JG SUMMIT HOLDINGS, INC.
## Schedule of Registered Commercial Paper Issuances (Long-Term)
## April 30, 2002

TRANCHE II

| Name of LTCP Holder | SERIES B | | |
|---|---|---|---|
| | Maturity Date | Interest Rate | Amount |
| 1. Citibank NA (Manila) Trust in behalf various accounts | May 8, 2003 | 8.751% | P 41,300,000 |
| 2. Citibank NA (Manila) Trust FAO MIFE | May 8, 2003 | 8.751% | 1,000,000 |
| 3. Board of Trustees of PERAA - D | May 8, 2003 | 8.751% | 1,050,000 |
| 4. PCI Capital Corporation | May 8, 2003 | 8.751% | 26,250,000 |
| 5. Phil. Commercial International Bank | May 8, 2003 | 8.751% | 52,500,000 |
| 6. United Coconut Planters Bank | May 8, 2003 | 8.751% | 65,100,000 |
| 7. BPI Trust | May 8, 2003 | 8.751% | 10,500,000 |
| 8. International Capital Corporation | May 8, 2003 | 8.751% | 9,500,000 |
| 9. Citytrust Banking Corporation | May 8, 2003 | 8.751% | 10,500,000 |
| 10. Corporate Investment Phils., Inc. | May 8, 2003 | 8.751% | 5,000,000 |
| 11. China Banking Corporation | May 8, 2003 | 8.751% | 21,000,000 |
| 12. Equitable Banking Corporation | May 8, 2003 | 8.751% | 27,000,000 |
| 13. FEB Investments, Inc. | May 8, 2003 | 8.751% | 42,000,000 |
| 14. Global Business Bank | May 8, 2003 | 8.751% | 6,000,000 |
| 15. AB Capital and Investment Corp. | May 8, 2003 | 8.751% | 15,000,000 |
| 16. First Metro Investment Corporation | May 8, 2003 | 8.751% | 42,000,000 |
| 17. Land Bank of the Philippines | May 8, 2003 | 8.751% | 44,500,000 |
| 18. CCBPI Retirement Plan | May 8, 2003 | 8.751% | 6,300,000 |
| 19. Solidbank Corporation | May 8, 2003 | 8.751% | - |
| 20. Union Bank of the Philippines | May 8, 2003 | 8.751% | 30,000,000 |
| 21. Penta Capital Investment Corp. | May 8, 2003 | 8.751% | 5,250,000 |
| 22. Metropolitan Bank and Trust Co. | May 8, 2003 | 8.751% | 63,000,000 |
| 23. Insular Assurance Ltd. | May 8, 2003 | 8.751% | - |
| 24. Benjamin S. Pua | May 8, 2003 | 8.751% | 250,000 |
| TOTAL TRANCHE II | | | P 525,000,000 |

# JG SUMMIT HOLDINGS, INC.

## Schedule of Registered Commercial Paper Issuances (Long-Term)

## April 30, 2002

TRANCHE III

| Name of LTCP Holder | SERIES B Maturity Date | Interest Rate | Amount |
|---|---|---|---|
| 1. Citibank NA (Manila) Trust in behalf various accounts | June 6, 2003 | 8.161% | P 16,550,000 |
| 2. Board of Trustees of PERAA - D | June 6, 2003 | 8.161% | 1,050,000 |
| 3. PCI Capital Corporation | June 6, 2003 | 8.161% | 26,250,000 |
| 4. Phil. Commercial International Bank | June 6, 2003 | 8.161% | 42,500,000 |
| 5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund | June 6, 2003 | 8.161% | 3,000,000 |
| 6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan | June 6, 2003 | 8.161% | 2,000,000 |
| 7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan | June 6, 2003 | 8.161% | 5,000,000 |
| 8. BPI Trust | June 6, 2003 | 8.161% | 10,500,000 |
| 9. United Coconut Planters Bank | June 6, 2003 | 8.161% | 65,100,000 |
| 10. Phil. Commercial Capital, Inc. | June 6, 2003 | 8.161% | 5,500,000 |
| 11. Citytrust Banking Corporation | June 6, 2003 | 8.161% | 10,500,000 |
| 12. Corporate Investment Phils., Inc. | June 6, 2003 | 8.161% | 1,000,000 |
| 13. China Banking Corporation | June 6, 2003 | 8.161% | 21,000,000 |
| 14. Equitable Banking Corporation | June 6, 2003 | 8.161% | 42,000,000 |
| 15. FEB Investments, Inc. | June 6, 2003 | 8.161% | 42,000,000 |
| 16. Global Business Bank | June 6, 2003 | 8.161% | 9,000,000 |
| 17. AB Capital and Investment Corp. | June 6, 2003 | 8.161% | 12,000,000 |
| 18. First Metro Investment Corporation | June 6, 2003 | 8.161% | 42,000,000 |
| 19. All Asia Capital and Trust Corp. | June 6, 2003 | 8.161% | 1,250,000 |
| 21. Land Bank of the Philippines | June 6, 2003 | 8.161% | 41,000,000 |
| 22. CCBPI Retirement Plan | June 6, 2003 | 8.161% | 6,300,000 |
| 23. Union Bank of the Philippines | June 6, 2003 | 8.161% | 42,000,000 |
| 24. Penta Capital Investment Corp. | June 6, 2003 | 8.161% | 5,250,000 |
| 25. Metropolitan Bank and Trust Co. | June 6, 2003 | 8.161% | 63,000,000 |
| 26. Insular Life Assurance Co., Ltd. | June 6, 2003 | 8.161% | 5,000,000 |
| 27. Yolanda M. Uy | June 6, 2003 | 8.161% | 4,250,000 |
| TOTAL TRANCHE III | | | P 525,000,000 |
| GRAND TOTAL | | | P 1,500,000,000 |

SEC NUMBER 184044
FILE NUMBER



JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED MAY 31, 2002

## MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

**Month: May** **Year: 2002**

| SHORT - TERM | LONG-TERM |
|---|---|
| Name of Registrant<br>JG SUMMIT HOLDINGS, INC.<br>Address: | Industry Classification:<br>INVESTMENT HOLDING<br>Tel. No.: |
| CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City | 633-76-31 |
| Type of Registration: | Condition for Registration: |
| ( ) a. Ordinary ( ) b. Special<br>( ) w/ CCL<br>( ) w/o CCL | ( ) a. Collateral ( x ) b. Debt to Equity Ratio<br>( ) c. Financial Ratios ( ) d. Exempt from registration |
| Name of Selling Agent: | Name of Underwriter: |
| NOT APPLICABLE<br>Address: | Lead Underwriter: PCI CAPITAL CORPORATION<br>Sub-Underwriters: SYNDICATE<br>Address: |
| NOT APPLICABLE<br>Tel. No. | No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street<br>City of Makati<br>Tel. No. |
| NOT APPLICABLE<br>SEC Order No. | 817-45-26<br>SEC Order No. |
| NOT APPLICABLE<br>Date Granted: | LT 000055<br>Date Granted: February 29, 1996 |
| Expiry Date:<br>Committed Credit Line: | Expiry Date: February 28, 1997 |
| a. Financial Institutions: NOT APPLICABLE<br>b. Amount: NOT APPLICABLE | |

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

| Name of Company | Issuances During the Month (Amount) | Interest Rate | Issue Date | Maturity Date | Indicate whether Negotiable or Non-Negotiable | Serial Number | Outstanding Balance as of Month End |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | N | O | N | E | | |
| | | | | | | | |

1b. Registered Commercial Papers: (LONG-TERM)

| Name of Company | Issuances During the Month (Amount) | Interest Rate | Issue Date | Maturity Date | Indicate whether Negotiable or Non-Negotiable | Serial Number | Outstanding Balance as of Month End |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | SEE | ATTACHED | SCHEDULE | | | P1,500,000,000 |
| | | | | | | | |

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

| Name of Company | Issuances During the Month (Amount) | Interest Rate | Issue Date | Maturity Date | Indicate whether Negotiable or Non-Negotiable | Serial Number | Outstanding Balance as of Month End |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | N | O | N | E | | |
| | | | | | | | |

II. Drawdown on Committed Credit Line:

| Name of Financial Institutions | Drawdown during the Month | Total To-Date |
|---|---|---|
| | N O N E | |
| | | |

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

| BPI STOCK TRANSFER | PCI CAPITAL CORPORATION | JG SUMMIT HOLDINGS, INC. |
|---|---|---|
| ISABELITA C. ERJAS | ELEANOR HILADO / GABRIEL LIM | JAMES L GO<br>Chairman |

REPUBLIC OF THE PHILIPPINES )
IN THE CITY OF IN QUEZON CITY M.M. ) S. S.

JUN 07 2002

SUBSCRIBED AND SWORN TO before me this ______ day of ______, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002.

JOEL G. GORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 403
Page No. 81
Book No. 82
Series of 02

# JG SUMMIT HOLDINGS, INC.
## Schedule of Registered Commercial Paper Issuances (Long-Term)
## May 31, 2002

TRANCHE I

| Name of LTCP Holder | SERIES B | | |
|---|---|---|---|
| | Maturity Date | Interest Rate | Amount |
| 1. Citibank NA (Manila) Trust in behalf various accounts | April 10, 2003 | 6.424% | P 4,400,000 |
| 2. Board of Trustees of PERAA - D | April 10, 2003 | 6.424% | 900,000 |
| 3. PCI Capital Corporation | April 10, 2003 | 6.424% | 22,500,000 |
| 4. Phil. Commercial International Bank | April 10, 2003 | 6.424% | 45,000,000 |
| 5. United Coconut Planters Bank | April 10, 2003 | 6.424% | 55,800,000 |
| 6. BPI Capital Corporation | April 10, 2003 | 6.424% | 9,000,000 |
| 7. International Capital Corporation | April 10, 2003 | 6.424% | 4,500,000 |
| 8. Phil. Commercial Capital Corporation | April 10, 2003 | 6.424% | 9,000,000 |
| 9. Citytrust Banking Corporation | April 10, 2003 | 6.424% | 9,000,000 |
| 10. Corporate Investment Phils., Inc. | April 10, 2003 | 6.424% | 3,000,000 |
| 11. China Banking Corporation | April 10, 2003 | 6.424% | 18,000,000 |
| 12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp. | April 10, 2003 | 6.424% | 30,000,000 |
| 13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan | April 10, 2003 | 6.424% | 2,000,000 |
| 14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept. | April 10, 2003 | 6.424% | 1,000,000 |
| 15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement | April 10, 2003 | 6.424% | 2,000,000 |
| 16. Equitable PCI Bank Trust for Various Trust Accts. | April 10, 2003 | 6.424% | 1,000,000 |
| 17. FEB Investments, Inc. | April 10, 2003 | 6.424% | 36,000,000 |
| 18. AB Capital and Investment Corp. | April 10, 2003 | 6.424% | 5,400,000 |
| 19. First Metro Investment Corporation | April 10, 2003 | 6.424% | 36,000,000 |
| 20. AIM-Scientific Research Foundation | April 10, 2003 | 6.424% | 3,000,000 |
| 21. AIM-Jose B. Fernandez Fund | April 10, 2003 | 6.424% | 3,000,000 |
| 22. AIM Building Fund | April 10, 2003 | 6.424% | 3,000,000 |
| 23. Coca Cola Retirement Plan | April 10, 2003 | 6.424% | 5,400,000 |
| 24. Solidbank Corporation | April 10, 2003 | 6.424% | - |
| 25. Union Bank of the Philippines | April 10, 2003 | 6.424% | 36,000,000 |
| 26. Penta Capital Investment Corp. | April 10, 2003 | 6.424% | 4,500,000 |
| 27. Land Bank of the Philippines | April 10, 2003 | 6.424% | 34,500,000 |
| 28. ABCIC-TID FAO: Board of Trustees of PERAA - E | April 10, 2003 | 6.424% | 6,000,000 |
| 29. Deutsche Bank | April 10, 2003 | 6.424% | 4,600,000 |
| 30. Metropolitan Bank and Trust Co. | April 10, 2003 | 6.424% | 54,000,000 |
| 31. Yolanda M. Uy | April 10, 2003 | 6.424% | 500,000 |
| 32. Benjamin S. Pua | April 10, 2003 | 6.424% | 1,000,000 |
| TOTAL TRANCHE I | | | P 450,000,000 |

# JG SUMMIT HOLDINGS, INC.

## Schedule of Registered Commercial Paper Issuances (Long-Term)

## May 31, 2002

TRANCHE II

| Name of LTCP Holder | SERIES B | | |
|---|---|---|---|
| | Maturity Date | Interest Rate | Amount |
| 1. Citibank NA (Manila) Trust in behalf various accounts | May 8, 2003 | 5.549% | P 41,300,000 |
| 2. Citibank NA (Manila) Trust FAO MIFE | May 8, 2003 | 5.549% | 1,000,000 |
| 3. Board of Trustees of PERAA - D | May 8, 2003 | 5.549% | 1,050,000 |
| 4. PCI Capital Corporation | May 8, 2003 | 5.549% | 26,250,000 |
| 5. Phil. Commercial International Bank | May 8, 2003 | 5.549% | 52,500,000 |
| 6. United Coconut Planters Bank | May 8, 2003 | 5.549% | 65,100,000 |
| 7. BPI Trust | May 8, 2003 | 5.549% | 10,500,000 |
| 8. International Capital Corporation | May 8, 2003 | 5.549% | 9,500,000 |
| 9. Citytrust Banking Corporation | May 8, 2003 | 5.549% | 10,500,000 |
| 10. Corporate Investment Phils., Inc. | May 8, 2003 | 5.549% | 5,000,000 |
| 11. China Banking Corporation | May 8, 2003 | 5.549% | 21,000,000 |
| 12. Equitable Banking Corporation | May 8, 2003 | 5.549% | 27,000,000 |
| 13. FEB Investments, Inc. | May 8, 2003 | 5.549% | 42,000,000 |
| 14. Global Business Bank | May 8, 2003 | 5.549% | 6,000,000 |
| 15. AB Capital and Investment Corp. | May 8, 2003 | 5.549% | 15,000,000 |
| 16. First Metro Investment Corporation | May 8, 2003 | 5.549% | 42,000,000 |
| 17. Land Bank of the Philippines | May 8, 2003 | 5.549% | 44,500,000 |
| 18. CCBPI Retirement Plan | May 8, 2003 | 5.549% | 6,300,000 |
| 19. Solidbank Corporation | May 8, 2003 | 5.549% | - |
| 20. Union Bank of the Philippines | May 8, 2003 | 5.549% | 30,000,000 |
| 21. Penta Capital Investment Corp. | May 8, 2003 | 5.549% | 5,250,000 |
| 22. Metropolitan Bank and Trust Co. | May 8, 2003 | 5.549% | 63,000,000 |
| 23. Insular Assurance Ltd. | May 8, 2003 | 5.549% | - |
| 24. Benjamin S. Pua | May 8, 2003 | 5.549% | 250,000 |
| TOTAL TRANCHE II | | | P 525,000,000 |

# JG SUMMIT HOLDINGS, INC.
## Schedule of Registered Commercial Paper Issuances (Long-Term)
## May 31, 2002

TRANCHE III

| Name of LTCP Holder | SERIES B | | |
|---|---|---|---|
| | Maturity Date | Interest Rate | Amount |
| 1. Citibank NA (Manila) Trust in behalf various accounts | June 6, 2003 | 8.161% | P 16,550,000 |
| 2. Board of Trustees of PERAA - D | June 6, 2003 | 8.161% | 1,050,000 |
| 3. PCI Capital Corporation | June 6, 2003 | 8.161% | 26,250,000 |
| 4. Phil. Commercial International Bank | June 6, 2003 | 8.161% | 42,500,000 |
| 5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund | June 6, 2003 | 8.161% | 3,000,000 |
| 6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan | June 6, 2003 | 8.161% | 2,000,000 |
| 7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan | June 6, 2003 | 8.161% | 5,000,000 |
| 8. BPI Trust | June 6, 2003 | 8.161% | 10,500,000 |
| 9. United Coconut Planters Bank | June 6, 2003 | 8.161% | 65,100,000 |
| 10. Phil. Commercial Capital, Inc. | June 6, 2003 | 8.161% | 5,500,000 |
| 11. Citytrust Banking Corporation | June 6, 2003 | 8.161% | 10,500,000 |
| 12. Corporate Investment Phils., Inc. | June 6, 2003 | 8.161% | 1,000,000 |
| 13. China Banking Corporation | June 6, 2003 | 8.161% | 21,000,000 |
| 14. Equitable Banking Corporation | June 6, 2003 | 8.161% | 42,000,000 |
| 15. FEB Investments, Inc. | June 6, 2003 | 8.161% | 42,000,000 |
| 16. Global Business Bank | June 6, 2003 | 8.161% | 9,000,000 |
| 17. AB Capital and Investment Corp. | June 6, 2003 | 8.161% | 12,000,000 |
| 18. First Metro Investment Corporation | June 6, 2003 | 8.161% | 42,000,000 |
| 19. All Asia Capital and Trust Corp. | June 6, 2003 | 8.161% | 1,250,000 |
| 21. Land Bank of the Philippines | June 6, 2003 | 8.161% | 41,000,000 |
| 22. CCBPI Retirement Plan | June 6, 2003 | 8.161% | 6,300,000 |
| 23. Union Bank of the Philippines | June 6, 2003 | 8.161% | 42,000,000 |
| 24. Penta Capital Investment Corp. | June 6, 2003 | 8.161% | 5,250,000 |
| 25. Metropolitan Bank and Trust Co. | June 6, 2003 | 8.161% | 63,000,000 |
| 26. Insular Life Assurance Co., Ltd. | June 6, 2003 | 8.161% | 5,000,000 |
| 27. Yolanda M. Uy | June 6, 2003 | 8.161% | 4,250,000 |
| TOTAL TRANCHE III | | | P 525,000,000 |
| GRAND TOTAL | | | P 1,500,000,000 |

FILE

**PSE Code HO-180**

**JG SUMMIT HOLDINGS, INC.**
*(Company's Full Name)*

**43/F Robinsons-Equitable Tower**
**ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila**
*(Company's Address: Street City/Town Province)*



**633-7631 to 40**
*(Telephone Number)*

**December 31**
*(Fiscal Year Ending)*
*(month & day)*

**2nd Thursday of June**
*(Annual Meeting Date)*

**SEC FORM 17-C**
**(Clarification of news articles re First Pacific stake in PLDT)**
*Form Type*

**-NA-**
*Amendment Designation (If applicable)*

**-NA-**
*(Secondary License Type and File Number)*

______________________
*LCU*

______________________
*Cashier*

______________________
*DTU*

**184044**
*(SEC Reg. No.)*

______________________
*Central Receiving Unit*

______________________
*File Number*

______________________
*Document I.D.*

**June 4, 2002**

**PSE Code HO-180**

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 4, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

| Title of Each Class | Number of Shares of Common Stock Outstanding |
|---|---|
| **Common** | **6,797,191,657** |

11. Indicate the item numbers reported herein : **Item 9**

<u>JG SUMMIT HOLDINGS, INC.</u>

11. **Item 9 - Other Events**

**Please see attached documents:**

**Annex "A"** - **Fax of JG Summit Holdings, Inc. dated June 4, 2002 in reply to the PSE fax attached as Annex "A-1" hereof.**

**Annex "A-1"** - **Fax of PSE to JG Summit Holdings, Inc. dated June 4, 2002 requesting for clarification/confirmation or any other information regarding the disclosure received by PSE from PLDT attached as Annex "A-2" hereof.**

**Annex "A-2"** - **PLDT disclosure dated June 3, 2002.**

**Annex "B"** - **Fax of JG Summit Holdings, Inc. dated May 31, 2002 in reply to the two (2) faxes of PSE both dated May 31, 2002 attached as Annex "B-1" and Annex "B-3" hereof.**

**Annex "B-1"** - **Fax of PSE to JG Summit Holdings, Inc. dated May 31, 2002 requesting clarification of Philippine Daily Inquirer news article attached as Annex "B-2" hereof.**

**Annex "B-2"** - **Cocktales section of the Philippine Daily Inquirer of May 31, 2002 entitled "MVP fights for survival".**

**Annex "B-3"** - **Fax of PSE to JG Summit Holdings, Inc. dated May 31, 2002 requesting clarification of Malaya news article attached as Annex "B-2" hereof.**

**Annex "B-4"** - **Malaya news article of May 31, 2002 entitled "Even as First Pacific Sells at Half-Price . . . 63% premium paid for PLDT".**

**- o -**

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**JG Summit Holdings, Inc.**
(Registrant)

**Emmanuel C. Rojas, Jr.**
**Corporate Secretary**
(Signature and Title)

**June 4, 2002**
(Date)

Annex "A"
PSE Code HO-180

**FAX TRANSMISSION** No. of pages including cover: 2

| | | | | | |
|---|---|---|---|---|---|
| Date | : | June 04, 2002 | | | |
| **TO** | : | **The Philippine Stock Exchange, Inc.** | **FROM** | : | **JG SUMMIT HOLDINGS, INC.** |
| Attention | : | **Ms. Janet J. Alcala-Encarnacion** OIC, Disclosure Department | | | **Mr. Emmanuel C. Rojas, Jr.** Corporate Secretary |
| Address | : | 4/F Phil. Stock Exchange Center Exchange Road, Ortigas Center Pasig City | | | 40/F, Robinsons-Equitable Tower ADB Ave. corner P. Poveda Street Pasig City, Metro Manila Philippines |
| Fax No. | : | 636-0809 | Fax No. | : | (632) 633-9387; (632) 633-9207 |
| Tel. No. | : | 636-0122 locals 706/ 536/812 | Tel. No. | : | (632) 633-7631 |

## MESSAGE

**Subject : First Pacific Stake in PLDT**

Dear Ms. Alcala-Encarnacion,

In reply to your fax dated June 04, 2002 requesting for confirmation/clarification or any other information regarding the disclosure you received from Philippine Long Distance Telephone Company ("PLDT"), kindly see attached.

Thank you.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

/cgd/ 06/04/02

PSE Code H0-180

This is in reply to your request for confirmation/clarification in respect of the disclosure of the Philippine Long Distance Telephone Company today. JG Summit Holdings, Inc. reiterates that it still does not have sufficient information at this time to accurately confirm the statement in the PLDT disclosure that "the independent investor or counterparty of FPCL in the Transaction could be the JG Summit group". JG Summit also wishes to caution the public against unverified and inaccurate information that may unnecessarily fuel speculation, as such kind of information may affect other publicly listed corporations' reporting requirements in other jurisdictions. As it had previously stated, JG Summit will make full, accurate and fair disclosures as and when these become appropriate.

6339387
6339207

Annex "A-1"

Philippine Stock Exchange, Inc.

facsimile transmittal

4th Floor, Philippine Stock Exchange
Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/636/812
Fax. No. 636-0809

| | | |
|---|---|---|
| **To** | : | **ATTY. EMMANUEL C. ROJAS, JR.**<br>***Corporate Secretary*** |
| **Company** | : | **JG Summit Holdings, Inc.** |
| **Subject** | : | First Pacific stake in PLDT |
| **Date** | : | June 4, 2002 |

Dear Atty. Rojas:

We have received a disclosure from Philippine Long Distance Telephone Company ("TEL" or the "Company") announcing its Board of Directors' resolutions regarding the proposed sale of First Pacific Company Limited's interests in the Company to an independent investor. Attached for your reference is a copy of the said disclosure. It was stated therein that:

"x x x The PLDT Board of Directors has information that the 'independent investor' or counterparty of FPCL in the Transaction could be the JG Summit group. x x x"

We would like to ask for confirmation/clarification or any other information your office might have with regard to the aforementioned matter.

In view of this, please make an **official, full, fair, and accurate** written disclosure on the foregoing matter **upon receipt hereof** so that we may properly apprise the member-brokers and the investing public of the same.

Respectfully yours,

**JANET J. ALCALA-ENCARNACION**
***OIC, Disclosure Department***

Annex "A-2"

# PLDT NEWS

The Board of Directors of Philippine Long Distance Telephone Company ("PLDT") today held a special meeting to discuss further developments relating to the earlier announcement of First Pacific Company Limited ("FPCL") regarding the proposed sale of its interests in PLDT to an "independent investor" (the "Transaction"). The PLDT Board of Directors has information that the "independent investor" or counterparty of FPCL in the Transaction could be the JG Summit group.

After serious deliberation, the PLDT Board of Directors unanimously approved certain resolutions should the FPCL board of directors approve the Transaction. Among the resolutions are:

1. The PLDT Board of Directors, in the exercise of its fiduciary duties, shall hold in abeyance and defer any action that may be required from the PLDT Directors or PLDT in connection with the implementation of the Transaction until the PLDT Board of Directors has fully examined and analyzed all the possible implications of the Transaction on PLDT, particularly on its financial stability going forward. The PLDT Board of Directors shall ensure that the Transaction (i) shall not be prejudicial or detrimental to the best interests of PLDT and its shareholders, officers, executives, employees, and creditors (ii) shall not be violative of PLDT's Articles of Incorporation and By-laws.

2. The Chairman of the Board and the President and Chief Executive are authorized to retain the services of financial, legal and other advisors or consultants for the purpose of providing independent advice to the PLDT Board of Directors on the Transaction and its implications on PLDT, to ensure that the interests of PLDT, its shareholders, officers, executives, employees, and creditors are amply protected.

The PLDT Board of Directors will continue to monitor developments relating to the Transaction and will meet from time to time for this purpose.

A.O. Cojuangco
Chairman

M.V. Pangilinan
President and CEO

CIRCULAR FOR BROKERS NO. 1472-2002
DISCLOSURE
JUNE 4, 2002
Date

On behalf of the
BOARD OF DIRECTORS
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
JUNE 3, 2002

posted 8:32

Annex "B"

HO-180

**FAX TRANSMISSION** No. of pages including cover: 1

| | | | | | |
|---|---|---|---|---|---|
| Date | : | May 31, 2002 | | | |
| **TO** | : | **The Philippine Stock Exchange, Inc.** | **FROM** | : | **JG SUMMIT HOLDINGS, INC.** |
| | | | | | faxed, received by Janet Alcala-Encarnacion |
| Attention | : | **Ms. Janet J. Alcala-Encarnacion**<br>OIC, Disclosure Department | | | **Mr. Emmanuel C. Rojas, Jr.**<br>Corporate Secretary |
| Address | : | 4/F Phil. Stock Exchange Center<br>Exchange Road, Ortigas Center<br>Pasig City | | | 40/F, Robinsons-Equitable Tower<br>ADB Ave. corner P. Poveda Street<br>Pasig City, Metro Manila<br>Philippines |
| Fax No. | : | 636-0809 | Fax No. | : | (632) 633-9387; (632) 633-9207 |
| Tel. No. | : | 636-0122 locals 706/<br>536/812 | Tel. No. | : | (632) 633-7631 |

**MESSAGE**

Subject : **PSE Requests for Disclosure/Clarification - May 31, 2002 :**
**1. Phil. Daily Inquirer News Article Entitled "MVP fights for survival" Under Cocktales Section**
**2. Malaya News Article Entitled "Even as First Pacific Sells at Half-Price..."**

Dear Ms. Alcala-Encarnacion,

This is in reply to your request for a clarification regarding the news articles which appeared today (a) in the Cocktales section of the Philippine Daily Inquirer and (b) entitled "Even as First Pacific Sells at Half-Price..." of the Malaya.

JG Summit Holdings, Inc. does not have sufficient information to make an official, full, fair, and accurate disclosure on the transaction referred to in the foregoing news articles at this time. Rest assured that JG Summit Holdings, Inc. will make such accurate and timely disclosures as and when these become appropriate.

Thank you.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Annex "B-1"

# facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/536/812
Fax. No. 636-0809

The Philippine Stock Exchange, Inc.

| | | |
|---|---|---|
| To | : | ATTY. EMMANUEL C. ROJAS, JR.<br>*Corporate Secretary* |
| Company | : | JG Summit Holdings, Inc. |
| Subject | : | MOA between Gokongwei and the Salims of Indonesia |
| Date | : | May 31, 2002 |

Dear Atty. Rojas:

Further to our letter sent earlier, we would like to request for clarification/confirmation of the attached article under the Cocktales section of the Philippine Daily Inquirer which reported that:

> "THE SALIMS of Indonesia have agreed to sell their controlling shareholding in PLDT and Fort Bonifacio in favor of taipan John Gokongwei apparently over the objection of the Salims' point man in the Philippines, PLDT/Bonifacio Land CEO Manuel V. Pangilinan, this we have gathered from official sources. x x x The hush-hush deal was apparently hatched by Gokongwei and the Salims themselves; both parties have already signed a memorandum of agreement unaided by the usual coterie of investment bankers. x x x"

We would like to request for clarification/confirmation of the said news article.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **upon receipt hereof** so that we may properly apprise the trading participants and the investing public of the same.

Respectfully yours,

**VINCENT MICHAEL G. DAR**
***Disclosure Analyst***

*Noted by:*

**JANET J. ALCALA-ENCARNACION**
**OIC, Disclosure Department**

FRIDAY, MAY 31, 2002

PHILIPPINE DAILY INQUIRER

BUSINESS

# MVP fights for survival

COCKTALES

Victor C. Agustin

THE SALIMS of Indonesia have agreed to sell their controlling shareholding in PLDT and Fort Bonifacio in favor of taipan John Gokongwei apparently over the objection of the Salims' point man in the Philippines, PLDT/Bonifacio Land CEO Manuel V. Pangilinan, this we have gathered from official sources.

MVP arrived from Tokyo yesterday afternoon, where he was supposed to have met with PLDT partner NTT to appraise them of the Gokongwei-Salim deal.

"In effect, the low-key Salims have decided to cut their losses and agreed to sell their crown jewels in the Philippines to an offshore company controlled by Gokongwei.

The hush-hush deal was apparently hatched by Gokongwei and the Salims themselves; both parties have already signed a memorandum of agreement unaided by the usual coterie of investment bankers."

According to the grapevine, MVP was present, despite his objections, during the final stages of the negotiation, which was concluded overseas last week, apparently in Hong Kong.

Gokongwei came to know the Salims during the Erap years when the taipan acquired the latter's stake in United Industrial Corp., which controls Singapore Land, the Ayalas of Singapore.

The Salims' empire in the Philippines is controlled by the Hong Kong-listed First Pacific Group through the locally listed Metro Pacific Corp. and Philippine Long Distance Telephone Co. and its related telecom companies.

According to the grapevine, the Salims and their foreign executives have been unhappy over the languishing share price of First Pacific because of its overexposure in the Philippines. This has driven a wedge between Salim son, Anthony, and MVP, despite MVP and his band of Filipino executives having parlayed First Pacific from an obscure investment house from the late '70s into a regional although ailing powerhouse that it is now.

At the instance of MVP, First Pacific bet big on the region's and the Philippines' recovery after the 1997 currency crisis, reallocating close to two-thirds of First Pacific's investment in the Philippines to PLDT and its affiliated telecom companies and Fort Bonifacio.

But the disastrous Estrada presidency, the collapse of the peso, and Piltel's multibillion-peso sinkhole have reduced First Pacific's investments by, as in the case of PLDT, as much as two-thirds.

What could throw a monkey's wrench to the Gokongwei-Salim deal, at least on the PLDT portion, is that NTT has a right of first refusal over the contested PLDT shares.

Sources close to Pangilinan said MVP has been studying the option of making a counter-offer, a management buyout, possibly in alliance with NTT and PLDT chair Antonio Cojuangco Jr.

A special PLDT board meeting was called yesterday afternoon, specifically to discuss the ramifications of the Gokongwei-Salim deal. Today, MVP is also calling for a special board meeting of Metro Pacific Corp.

If he pushes through with the management buyout plan, MVP would be following the footsteps of his long-time ally, ex-Metro Pacific president Ricardo Pascua, who left the group in January after making an unsuccessful bid to acquire the Fort Bonifacio project.

However, a major stumbling block to this game plan is that Gokongwei has put forward an all-or-nothing proposal to the Salims to acquire both PLDT and Bonifacio Land, which would make it a two-front war for MVP if he so chooses to engage the combined financial muscle of his principals and Gokongwei.

Gokongwei left yesterday afternoon to an undisclosed overseas destination to meet again with the Salims.

As early as Monday, the Gokongwei-Salim deal has started filtering to the stock market, with the number of PLDT shares traded in the stock market that day jumping nearly four times from the previous Thursday and Friday volumes.

Out of the 180,000 PLDT shares traded Monday, 57,000 were acquired by RCBC Securities. The Monday before, only 60,770 PLDT shares changed hands.

## Jockey Lucio

TAIPAN Lucio Tan has taken on wearing a new hat these days, that of a real estate jockey.

According to the grapevine, the taipan is the beneficial owner of a new company that acquired about 8 hectares out of the 25.6-ha Sta. Ana race track.

The way it was announced to the stock market, the listed Philippine Racing Club Inc., the race track operator, sold its majority interest in the property firm to a new group of investors.

In reality, it was a dacion en pago conducted by the taipan's Allied Bank over the obligations of former Finance Secretary Edgardo Espiritu.

The race track is being redeveloped into another commercial-residential district.

## Heard through the grapevine

PRESIDENTIAL Adviser Gloria Tan-Climaco, whose arrest has been ordered by the overzealous Commission on Appointments, has been staying in San Francisco, nursing a sick son. *(Cocktales may be reached by e-mail at cocktales_pdi@yahoo.com or at cocktales_pdi@hotmail.com.)*

Annex "B-3"

# facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road, Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/536/812
Fax. No. 636-0809

**To** : **MR. EMMANUEL C. ROJAS, JR.**
***Corporate Secretary***

**Company** : **JG SUMMIT HOLDINGS, INC.**

**Date** : **May 31, 2002**

---

Dear Mr. Rojas:

This is with reference to the attached news article entitled "Even as First Pacific Sells at Half-Price....63% premium paid for PLDT" published in the May 31, 2002 issue of Malaya. The article reported that:

> *"John Gokongwei's JG Summit Holdings Corp. paid a 63 percent premium over the market price of Philippine Long Distance Telephone Co. Sources privy to the sale said that First Pacific Co. Ltd. sold its 24.5 percent stake at the PLDT to Gokongwei at half its acquisition price of P1,420 per share at roughly P710 per share. The sale price is P275 more than Wednesday's closing price of P435. x x x"*

We would like to request for clarification/confirmation of the said news article.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **upon receipt hereof** so that we may properly apprise the trading participants and the investing public of the same.

Respectfully Yours,

**JASPER D. ZABALA**
***Analyst, Disclosure Department***

Noted by:

**JANET ALCALA-ENCARNACION**
***OIC, Disclosure Department***

## EVEN AS FIRST PACIFIC SELLS AT HALF-PRICE

# 63% premium paid for PLDT



PLDT headquarters.

John Gokongwei's JG Summit Holdings Corp. paid a 63 percent premium over the market price of Philippine Long Distance Telephone Co. Sources privy to the sale said that First Pacific Co. Ltd. sold its 24.5 percent stake at the PLDT to Gokongwei at half its acquisition price of P1,420 per share at roughly P710 per share.

The sale price is P275 more than Wednesday's closing price of P435.

When First Pacific bought PLDT in November 1998, it paid a premium of 34 percent or P365 per share more than the current price then.

In four years, PLDT share price had plunged 69 percent from the acquisition price. Its current market price in fact is nearer to the premium First Pacific paid than the P1,055 price per share in 1998.

But First Pacific had included that loss early this year in its $1.7 billion asset write-down that wiped out total profits in the past 14 years.

First Pacific yesterday confirmed that it is talking with "unrelated" party to sell its holdings in PLDT and Metro Pacific Corp., but declined to giver further details.

"They are just discussions," Executive Vice President Rebecca Brown said. "There's nothing agreed and there's nothing definitive about them at this stage."

The source said the sale was agreed upon in Tokyo with Mr. John himself and the son of the majority owner of Salim Group which owns First Pacific.

Share prices of the companies involved in the sale rose in yesterday's trading.

First Pacific has an 80.6 percent stake in Metro Pacific. PLDT share price soared by as much as 10 percent to P477.50. First Pacific shares were up 2.16 percent at HK$1.42 after soaring 7.75 percent on Wednesday in speculative trade. Digitel was up 16.22 percent at P0.86, while JG Summit Holdings was up P0.10 at P1.88. Metro Pacific was up 50 percent at P0.36.

Piltel, a PLDT subsidiary, was also up 22.50 percent at 49 centavos.

After buying PLDT and instant noodle giant PT Indofood Sukses Mamur, First Pacific had struggled with currency losses, continued economic turmoil in the region and a heavy debt burden.

PLDT has total debts of over $3.4 billion, 98 percent of which are in dollars and $1.3 billion due in 2004. PLDT has an adjusted debt to capital ratio of 69 percent. PLDT, Digitel and Metro Pacific said they could not comment on the reports.

*Industry sources said PLDT was due to hold a special board meeting yesterday afternoon but reporters were shooed away from the area.*

MALAYA

MAY 31, 2002

TOTAL

FILE

OSCAR L. GOMEZ
2002 JUN 11 PM 5:03

PSE Code HO-180

**JG SUMMIT HOLDINGS, INC.**
*(Company's Full Name)*

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 11 2002
WASH, D.C. 165

**43/F Robinsons-Equitable Tower**
**ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila**
*(Company's Address: Street City/Town Province)*

**633-7631 to 40**
*(Telephone Number)*

**December 31**
*(Fiscal Year Ending)*
*(month & day)*

**2nd Thursday of June**
*(Annual Meeting Date)*

**SEC FORM 17-C**
**(Resetting of Annual Stockholders' Meeting)**
*Form Type*

**-NA-**
*Amendment Designation (If applicable)*

**-NA-**
*(Secondary License Type and File Number)*

_______________
*LCU*

_______________
*Cashier*

_______________
*DTU*

**184044**
*(SEC Reg. No.)*

_______________
*Central Receiving Unit*

_______________
*File Number*

_______________
*Document I.D.*

PSE Code HO-180



SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 11, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**    3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**    6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**    **1600**
   (Address of principal office)    (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

| Title of Each Class | Number of Shares of Common Stock Outstanding |
|---|---|
| **Common** | **6,797,191,657** |

11. Indicate the item numbers reported herein : **Item 9**

<u>**JG SUMMIT HOLDINGS, INC.**</u>

11. **Item 9 - Other Events**

**In accordance with the provisions of Section 1, Article II of the Amended By-Laws of JG Summit Holdings, Inc. (the "Company"), the Board of Directors has reset the forthcoming Annual Stockholders' Meeting of the Company from the second Thursday of June to August 14, 2002 at 4:00 p.m. at the Amorsolo Ballroom of the Manila Galleria Suites, One Asian Development Bank Ave., Ortigas Center, Pasig City, Metro Manila. Only stockholders of record as of July 12, 2002 will be entitled to notice of the meeting and to vote.**

**This amends the Annual Stockholders' Meeting date of July 30, 2002 and the record date of June 28, 2002 stated in the Preliminary Information Statement filed with the Securities and Exchange Commission and the Philippine Stock Exchange on May 24, 2002.**

**- o -**

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**JG Summit Holdings, Inc.**
(Registrant)

**Emmanuel C. Rojas, Jr.**
**Corporate Secretary**
(Signature and Title)

**June 11, 2002**
(Date)

/mhd

FILE

**PSE Code HO-180**

**JG SUMMIT HOLDINGS, INC.**
*(Company's Full Name)*

**43/F Robinsons-Equitable Tower**
**ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila**
*(Company's Address: Street City/Town Province)*



**633-7631 to 40**
*(Telephone Number)*

**December 31**
*(Fiscal Year Ending)*
*(month & day)*

**2nd Thursday of June**
*(Annual Meeting Date)*

**SEC FORM 17-C**
**(Clarification on the Schedule 13D Filed by First Pacific Company)**
*Form Type*

**-NA-**
*Amendment Designation (If applicable)*

**-NA-**
*(Secondary License Type and File Number)*

*LCU*

*Cashier*

*DTU*

**184044**
*(SEC Reg. No.)*

*Central Receiving Unit*

*File Number*

*Document I.D.*

**June 20, 2002**

PSE Code HO-180

RECORDS UNIT

02 JUN 20 P1:39

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 20, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

| Title of Each Class | Number of Shares of Common Stock Outstanding |
|---|---|
| **Common** | **6,797,191,657** |

11. Indicate the item numbers reported herein: **Item 9**

9

**JG SUMMIT HOLDINGS, INC.**

11. **Item 9 - Other Events**

**Please see attached documents:**

**Annex "A" - Fax of JG Summit Holdings, Inc. dated June 19, 2002 in reply to the PSE fax attached as Annex "B" hereof.**

**Annex "B" - Fax of PSE to JG Summit Holdings, Inc. dated June 19, 2002 requesting clarification on the Schedule 13D filed by First Pacific Company Limited with the US SEC.**

**Annex "C" - Item 4 (Purpose of Transaction) of Schedule 13D filed by First Pacific Company Limited with the US SEC.**

**- o -**

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**JG Summit Holdings, Inc.**
(Registrant)

**Emmanuel C. Rojas, Jr.**
**Corporate Secretary**
(Signature and Title)

**June 20, 2002**
(Date)

/mhd

Annex "A"
PSE Code HO-180

| **FAX TRANSMISSION** | No. of pages including cover: 1 |
|---|---|

-fax'd 6/19/02
(Confirmed receipt by JASPER ZABALA)

| | | | | | |
|---|---|---|---|---|---|
| Date | : | June 19, 2002 | | | |
| **TO** | : | **Philippine Stock Exchange, Inc.** | **FROM** | : | **JG SUMMIT HOLDINGS, INC.** |
| Attention | : | **Mr. Edralin R. Santiago**<br>Specialist, Disclosure Department<br>Listings and Disclosure Group | | | **Emmanuel C. Rojas, Jr.**<br>Corporate Secretary |
| Address | : | 4/F PSE Center<br>Exchange Road<br>Ortigas Center<br>Pasig City | | | 40/F Robinsons-Equitable Tower<br>ADB Ave. cor. P. Poveda St.<br>Pasig City, Metro Manila<br>Philippines |
| Fax No. | : | 636-0809 | Fax No. | : | (632) 633-9387; (632) 633-9207 |
| Tel. No. | : | 636-0122 to 41<br>loc. 706/536/812 | Tel. No. | : | (632) 633-7631; (632) 637-1670 |

## MESSAGE

Dear Mr. Santiago,

Re: **Clarification on the Schedule 13D Filed by First Pacific Company Limited**

We refer to your facsimile transmittal dated June 19, 2002 requesting for clarification on the Schedule 13D filed by the First Pacific Company Limited with the US SEC stating that First Pacific entered into a legally binding memorandum of agreement with the Gokongwei family and JG Summit Holdings, Inc. (the "Gokongwei Group") for the establishment of a joint venture in relation to First Pacific's common shares in Philippine Long Distance Telephone Co. and Bonifacio Land Corporation.

The disclosure of Mr. John Gokongwei, Jr. of June 5, 2002 clearly stated that the counterparty of the memorandum of agreement with First Pacific was the Gokongwei Group. As stated in said disclosure, JG Summit Holdings, Inc. is still considering the merits of participating in the transaction at this time.

JG Summit Holdings, Inc. reiterates its commitment to make full, fair and accurate disclosures as and when these become appropriate.

Thank you very much for your kind attention.

Very truly yours,

Emmanuel C. Rojas, Jr.
Corporate Secretary

/mhd6/19/02

**Annex "B"**


Philippine Stock Exchange, Inc.

4th Floor, Philippine Stock Exchange Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/536/812
Fax. No. 636-0809


# facsimile transmittal

| | | |
|---|---|---|
| To | : | **ATTY. EMMANUEL C. ROJAS, JR.**<br>***Corporate Secretary*** |
| **Company** | : | **JG Summit Holdings, Inc.** |
| **Subject** | : | MOA with First Pacific for the purchase of TEL shares |
| **Date** | : | June 19, 2002 |

Dear Atty. Rojas:

We have been furnished a copy of Schedule 13D filed by First Pacific Company Limited ("First Pacific") to the USSEC, relating to the Reporting Persons' beneficial ownership of Common Capital Stock and American Depositary Shares of Philippine Long Distance Telephone Company ("TEL"). Attached for your reference is a copy of Item 4 (Purpose of Transaction) the said disclosure, which states in part that:

> "On June 4, 2002, First Pacific entered into a legally-binding memorandum of agreement (the 'MOA') with the Gokongwei family and JG Summit Holdings, Inc. (the 'Gokongwei Group') for the establishment of joint venture agreements (the 'Transaction') with the Gokongwei Group or entities designated by them in relation to the First Pacific Group's interest in the Common Shares and a substantial portion of the First Pacific Group's interest in Bonifacio Land Corporation. x x x" (underscoring supplied)

We would like to ask for confirmation/clarification or any other information your office might have with regard to the aforementioned matter.

In view of this, please make an **official, full, fair, and accurate** written disclosure on the foregoing matter **upon receipt hereof** so that we may properly apprise the trading participants and the investing public of the same. Otherwise, the Exchange might consider issuing a trading halt on the company's securities pending clarification of the said matter.

Very truly yours,

**RAQUEL R. ANGELES**
***Analyst, Disclosure Department***

Noted by:

**MR. EDRALIN R. SANTIAGO**
***Specialist, Disclosure Department***

Schedule A ............... First Pacific (including each member of the Liem Investor Group)
Schedule B ............... Larouge
Schedule C ............... Intermediate Holding Companies
Schedule D ............... FPIL and FPIL-BVI

"During the past five years, none of the Reporting Persons or Prior Filing Parties nor, to the best knowledge of the Reporting Persons, any of the First Pacific Controlling Persons nor any of the directors and executive officers listed in Schedules A through D hereof, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws."

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

On June 4, 2002, First Pacific entered into a legally-binding memorandum of agreement (the "MOA") with the Gokongwei family and JG Summit Holdings, Inc. (the "Gokongwei Group") for the establishment of joint venture arrangements (the "Transaction") with the Gokongwei Group or entities designated by them in relation to the First Pacific Group's interest in the Common Shares and a substantial portion of the First Pacific Group's interest in Bonifacio Land Corporation. As used herein, "First Pacific Group" consists of First Pacific, its subsidiaries, affiliates and associated companies, including the Prior Filing Parties. The Gokongwei Group is a major Philippines group with diversified business interests, including interests in several companies having their shares listed on the Philippine Stock Exchange. The joint venture arrangements will be owned as to two-thirds by the Gokongwei Group or entities designated by them and as to one-third by the First Pacific Group.

The First Pacific Group (through its Philippine affiliates) currently has aggregate attributable direct and indirect economic interests of 24.4% of the issued Common Shares of PLDT (conferring voting rights of approximately 31.5% of the outstanding voting share capital of PLDT). The First Pacific Group's entire interest in PLDT will be injected into the joint venture arrangements, to be held jointly with the Gokongwei Group or entities designated by them.

First Pacific issued a press release on June 5, 2002 announcing the Transaction. A copy of the press release is included as an exhibit hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

"(a) As at the close of business on June 10, 2002, the Reporting Persons, together with the Prior Filing Parties, beneficially own an aggregate of 53,238,376 Common Shares (including 455,000 ADSs). Together these ADSs and Common Shares represent approximately 31.5% of the outstanding Common Shares.

"(b) As at the close of business on June 10, 2002, PTIC is the direct beneficial owner of, with voting and dispositive power over, 26,034,263 Common Shares (representing approximately 15.4% of the outstanding Common Shares). As at the close of business on June 10, 2002, Larouge is the direct beneficial owner of, with voting and dispositive power over, 7,172,319 Common Shares (including 455,000 ADSs) (representing approximately 4.3% of the outstanding Common Shares). As at the close of business on June 10, 2002, MPR is the direct beneficial owner of 17,112,534 Common Shares (representing approximately 10.1% of the outstanding Common Shares). As at the close of business on June 10, 2002, the balance of First Pacific's interest in PLDT (namely, 2,919,260 Common Shares, representing approximately 1.7% of the outstanding Common Shares) is indirectly beneficially owned by First Pacific and is attributable to a wholly-owned indirect subsidiary of First Pacific.

FILE

PSE Code HO-180

**JG SUMMIT HOLDINGS, INC.**
*(Company's Full Name)*

**43/F Robinsons-Equitable Tower**
**ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila**
*(Company's Address: Street City/Town Province)*

SEC MAIL PROCESSING SECTION RECEIVED JUL 11 2002 WASH, D.C. 165

**633-7631 to 40**
*(Telephone Number)*

**December 31**
*(Fiscal Year Ending)*
*(month & day)*

**2nd Thursday of June**
*(Annual Meeting Date)*

**SEC FORM 17-C**
**(Further Clarification on Schedule 13D Filed by First Pacific Company)**
*Form Type*

**-NA-**
*Amendment Designation (If applicable)*

**-NA-**
*(Secondary License Type and File Number)*

*LCU*

*Cashier*

*DTU*

**184044**
*(SEC Reg. No.)*

*Central Receiving Unit*

*File Number*

*Document I.D.*

**June 24, 2002**

9

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 24, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

| Title of Each Class | Number of Shares of Common Stock Outstanding |
|---|---|
| **Common** | **6,797,191,657** |

11. Indicate the item numbers reported herein: **Item 9**

**JG SUMMIT HOLDINGS, INC.**

11. **Item 9 - Other Events**

**Please see attached documents:**

**Annex "A" - Fax of JG Summit Holdings, Inc. dated June 21, 2002 in reply to the PSE fax attached as Annex "C" hereof.**

**Annex "B" - Letter dated June 19, 2002 of Mr. Ronald A. Brown, Executive Director, General Counsel and Company Secretary of First Pacific Company Limited to Mr. John Gokongwei, Jr. as an attachment to fax of JG Summit Holdings, Inc. to PSE dated June 21, 2002.**

**Annex "C" - Fax of PSE to JG Summit Holdings, Inc. dated June 21, 2002 requesting further clarification on the statements made by First Pacific Company Limited in its Schedule 13D filing with the US SEC.**

**- o -**

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**JG Summit Holdings, Inc.**
(Registrant)

**Emmanuel C. Rojas, Jr.**
**Corporate Secretary**
(Signature and Title)

**June 24, 2002**
(Date)

/mhd

Annex "A"

PSE Code HO-180

| **FAX TRANSMISSION** | No. of pages including cover: 3 |
|---|---|

| | | | | |
|---|---|---|---|---|
| Date | : | June 21, 2002 | | |
| **TO** | : | **Philippine Stock Exchange, Inc.** | **FROM**: | **JG SUMMIT HOLDINGS, INC.** |
| Attention | : | **Mr. Edralin R. Santiago**<br>Specialist, Disclosure Department<br>Listings and Disclosure Group | | **Lance Y. Gokongwei**<br>President and Chief Operating Officer |
| Address | : | 4/F PSE Center<br>Exchange Road<br>Ortigas Center<br>Pasig City | | 43/F Robinsons-Equitable Tower<br>ADB Ave. cor. P. Poveda St.<br>Pasig City, Metro Manila<br>Philippines |
| Fax No. | : | 636-0809 | Fax No. : | (632) 633-9387; (632) 633-9207 |
| Tel. No. | : | 636-0122 to 41<br>loc. 706/536/812 | Tel. No. : | (632) 633-7631; (632) 637-1670 |

## MESSAGE

Dear Mr. Santiago,

Re: **"Request for Explanation"**

This is in response to your request for further clarification on the statements made by First Pacific Company Limited in its Schedule 13D filing with the United States Securities and Exchange Commission which identified JG Summit Holdings, Inc. as a party to the Gokongwei Group who entered into a legally binding agreement to form a joint venture arrangement with First Pacific Company Limited. In addition, you requested us to submit "tangible evidence that will clear or prove its position that JG Summit Holdings, Inc. is still not a party to the "legally binding" agreement.

In our reply to you dated 19 June 2002 wherein we quoted the statement of Mr. John Gokongwei, Jr. on behalf of the Gokongwei Group, we had reiterated that it was the Gokongwei Group and not JG Summit Holdings, Inc. that was party to the proposed joint venture with First Pacific Company Limited to acquire certain equity interests in the Philippine Long Distance Telephone Company and Bonifacio Land Company.

Although Item 4 of First Pacific's Schedule 13D states that First Pacific entered into a legally-binding memorandum of agreement with the Gokongwei Family and JG Summit Holdings, Inc., the disclosure should be read together with Exhibit 32, (particularly page 6 of Exhibit 32), of the same Schedule 13D which identifies the Gokongwei Group as "a Manila based group whose holding company JG Summit Holdings, Inc. has substantial business interests in real estate and hotels, petrochemicals, branded consumer foods, agro-industrial, commodity food products, airline and telecommunications." Clearly, the reference to JG Summit Holdings, Inc. was for purposes of describing the Gokongwei Group and not to create, expressly or impliedly, any

contractual relationship between JG Summit Holdings, Inc. and First Pacific. You will kindly note that said Exhibit 32, which is First Pacific's disclosure to the Hong Kong Stock Exchange and public announcement, consistently identified the contracting party as the Gokongwei Group.

In support of our statements, we attach herewith a letter dated 19 June 2002 from Mr. Ronald A. Brown, Executive Director, General Counsel and Company Secretary of First Pacific Company Limited to Mr. John Gokongwei, Jr. affirming that "any reference to JG Summit in said Schedule 13D is merely descriptive of the various members of the Gokongwei Group" and further that, "There was never any intention that JG Summit Holdings, Inc., itself would be a contracting party to the proposed joint venture."

We trust that the foregoing clarification finally puts to rest all speculations on the identity of the contracting parties to the memorandum of agreement covering the abovementioned transaction.

Thank you very much for your kind attention.

Very truly yours,

Lance Y. Gokongwei
President and Chief Operating Officer

Encl: Letter dated 19 June 2002 to Mr. John Gokongwei, Jr. from Mr. Ronald A. Brown, Executive Director, General Counsel and Corporate Secretary of First Pacific Company Limited.

/mhd6/21/02

Annex "B"

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

19 June 2002

Mr. John L. Gokongwei, Jr.
c/o Atty. Perry L. Pe
30th Floor Citibank Tower
8741 Paseo de Roxas Avenue
Makati City, Philippines

Dear Mr. Gokongwei,

We write to clarify First Pacific Company Limited's Schedule 13D filed with the US Securities and Exchange Commission stating that First Pacific entered into a legally binding memorandum of agreement with the Gokongwei family and JG Summit Holdings, Inc. (the "Gokongwei Group") for the establishment of a joint venture in relation to First Pacific's common shares in Philippine Long Distance Telephone Company and Bonifacio Land Corporation.

Please note that any reference to JG Summit in said Schedule 13D is merely descriptive of the various members of the Gokongwei Group. This is consistent with our Hong Kong Stock Exchange approved public announcement dated June 5, 2002, that referred to the "Gokongwei Group" as "the Gokongwei family and their related companies and other business entities including, without limiting the generality of the foregoing, JG Summit Holdings, Inc.".

This description simply reflected our internal understanding that the Gokongwei Group is a Manila-based group whose holding company is JG Summit Holdings, Inc., which has substantial business interests in real estate and hotels, petrochemicals, branded consumer foods, agro-industrial commodity food products, airline and telecommunications. There never was any intention that JG Summit Holdings, Inc., itself would be a contracting party to the proposed joint venture.

Thank you very much.

Very truly yours,

Ronald A. Brown
Executive Director, General Counsel
and Company Secretary

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong.
Telex: 74216 FPFHK HX, Cable: FIRPACIFIC, Fax: 2845 9743, Tel: 2842 4336

# facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/636/812
Fax. No. 636-0809

The Philippine Stock Exchange, Inc.

| | | |
|---|---|---|
| To | : | **EMMANUEL C. ROJAS, JR.** *Corporate Secretary* |
| Company | : | **JG SUMMIT HOLDINGS, INC.** |
| Subject | : | **"Request for Explanation"** |
| Date | : | **June 21, 2002** |

Dear Mr. Rojas:

This is with reference to the documents from Simpson Thacher and Bartlett containing the following:

1. Amendment No. 6 to Schedule 13D by First Pacific Company Limited and others (the "Reporting Persons")
2. Joint Filing Agreement dated June 11, 2002.
3. Press Release of First Pacific Company Limited, dated June 5, 2002
4. Announcement by First Pacific Company Limited, published June 6, 2002 on the South China Morning Post section, page 9.

Please provide the Exchange an explanation as to why **JG Summit Holdings, Inc. ("JGS")**, a listed company in the Exchange, was identified by First Pacific Company Limited as a party to the **"Gokongwei Group"** who entered into a legally binding agreement to form a joint venture arrangement with First Pacific Company Limited.

Note that JG Summit Holdings, Inc., in its disclosures, consistently stated that it "x x x is still considering the merits of participating in the transaction at this time. x x x"

We would like JGS to submit tangible evidence that will clear or prove its position that JG Summit Holdings, Inc. is still not a party to the "legally-binding" agreement.

We have sent you the above-mentioned documents for your reference.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **upon receipt hereof** so that we may properly apprise the member brokers and the investing public of the same.

Respectfully yours,

**MR. EDRALIN R. SANTIAGO**
***Specialist, Disclosure Department***